EXHIBIT 23.1

October 31, 2006

Board of Directors
Big Cat Energy Corporation
201 W. Lakeway, Suite 1000
Gillette, WY 82718

Dear Sirs:

With regard to the Registration Statement on Form SB-2, we consent to the incorporation of our report dated September 7, 2006 relating to the balance sheet of Big Cat Energy Corporation as of April 30, 2006, and the related statements of operations, changes in shareholders' equity and cash flows for the years ended April 30, 2006 and 2005, and from June 17, 1997 (inception) through April 30, 2006.

We also consent to the use of our name in the section of the filing entitled "Experts".

/s/ Cordovano and Honeck LLP

Cordovano and Honeck LLP
Certified Public Accountants
Englewood, Colorado